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SEC Mail Processing Section
AUG 30 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2017 (MM/DD/YY) AND ENDING 6/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCS Placements, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Murray Street, No. 8
(No. and Street)

New York (City) NY (State) 10007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith E. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCS Placements, LLC, as of June 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JOEL PETER VELEZ
Notary Public – State of New York
NO. 01VE6255525
Qualified in Kings County
My Commission Expires Feb 6, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCS PLACEMENTS, LLC
Financial Statements
For the Year Ended
June 30, 2018
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BCS Placements, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BCS Placements, LLC (the "Company") as of June 30, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2008.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

August 28, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

BCS Placements, LLC
Statement of Financial Condition
June 30, 2018

ASSETS

Cash and cash equivalents	$ 29,679
Securities owned	17,886
Property and equipment, net of accumulated depreciation of $252,309	176,403
Due from related parties	3,892
Prepaid expenses	570
Other assets	39,600
TOTAL ASSETS	$ 268,030

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 17,483
Total Liabilities	17,483
Member's Equity	250,547
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 268,030

See notes to financial statements.

BCS Placements, LLC
Statement of Operations
Year Ended June 30, 2018

Revenue	
Interest income	$ 69
TOTAL REVENUES	69
Expenses	
Loss on securities owned	2,662
Employee compensation	2,849
Communications	695
Occupancy and equipment	45,511
Interest expense	2,513
Other operating expenses	82,889
TOTAL EXPENSES	137,119
NET LOSS	$ (137,050)

See notes to financial statements.

BCS Placements, LLC
Statement of Cash Flows
Year Ended June 30, 2018

Cash flows from operating activities:	
Net loss	$ (137,050)
Adjustments to reconcile net loss to net cash used in operating activities:	
Unrealized loss on securities owned	2,662
Depreciation expense	18,212
Changes in assets and liabilities	
Increase in receivable from related party	(3,182)
Decrease in due to member	(859)
Decrease in prepaid expenses	1,830
Decrease in accounts payable and accrued expenses	(2,955)
Net cash used in operating activities	(121,342)
Cash flows from investing activities	
Purchase of art work	(39,600)
Net cash used in investing activities	(39,600)
Cash flows from financing activities:	
Contributions from member	156,306
Net cash provided by financing activities	156,306
Net decrease in cash	(4,636)
Cash at beginning of year	34,315
Cash at end of year	$ 29,679
Supplemental Disclosures of Cash Flow Information:	
Cash paid for interest	$ 2,513
Noncash financing activity - distribution of art work	$ 487,362

See notes to financial statements.

BCS Placements, LLC
Statement of Changes in Member's Equity
Year Ended June 30, 2018

Balance at June 30, 2017	$ 718,653
Contributions from member	156,306
Distribution of art work	(487,362)
Net loss	(137,050)
Balance at June 30, 2018	$ 250,547

See notes to financial statements.

BCS PLACEMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2018

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: BCS Placements, LLC (the "Company") is a broker-dealer that focuses on consulting and raising private equity from institutional investors. The Company is organized as a limited liability company in the state of New York. The Company's operations are located in New York, New York. It is approved as a securities broker by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the state of New York.

Revenue Recognition: The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, or when certain benchmarks described in the agreement are met, resulting in an irrevocable right to receive revenues.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Office Furniture, Equipment and Leasehold Improvements: Office furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a single-member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

BCS PLACEMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2018

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting Policies and Use of Estimates: The Company maintains its accounting records on an accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

In May 2014, The FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company adopted ASU 2014-09 effective July 1, 2018. ASU 2014-09 replaced most existing revenue recognition guidance in U.S. GAAP. AUS 2014-09 requires that companies use more judgment and make more estimates than under previous guidance. The adoption of the new accounting guidance had no effect on the Company's financial statements as of June 30, 2018.

Securities Owned: Securities owned consist of investments in publically traded common stocks that are valued at market value. The resulting difference between cost and market (or fair value) is included in the statement of operations. Proprietary securities transactions are reported on the trade date.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule l5c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2018, the Company had net capital of $26,470, which was $21,470 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .66 to 1.0.

NOTE C- FAIR VALUE MEASUREMENTS

The Company's investments in common stocks are carried at fair value based on quoted market sources.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value

NOTE C- FAIR VALUE MEASUREMENTS (CONTINUED)

is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2018.

	Fair Value Measurements June 30, 2018	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Common stocks	$ 17,886	$ 17,886	$0	$0

BCS PLACEMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2018

NOTE D - PROPERTYAND EQUIPMENT

Property and equipment consist of the following:

Leasehold improvements	$ 359,864
Office equipment	38,787
Furniture and fixtures	30,061
	428,712
Less accumulated depreciation	(252,309)
Net property and equipment	$ 176,403

NOTE E - RELATED PARTY TRANSACTIONS

The Company utilizes office space that is owned by its sole member pursuant to a month-to-month arrangement. During the year ended June 30, 2018, the Company paid approximately $27,299 to or on behalf of the sole member for use of this space. The leasehold improvements included in property and equipment are in the member-owned office space that is occupied by the Company.

NOTE F - OTHER ASSETS

Other assets consist of various pieces of collectible art that are recorded at cost. No depreciation has been recorded due to the lack of determinable economic life. The cost of this art at June 30, 2018 was $39,600.

NOTE G – NET LOSS

The Company has incurred significant losses and is dependent upon capital contributions from its stockholder for working capital and net capital. The Company's stockholder has represented that he intends to continue to make capital contributions, as needed, to insure the Company's survival through July 1, 2019.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

Schedule I

BCS Placements, LLC
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2018

Computation of Net Capital

Total member's equity qualified for net capital	$	250,547
Non-allowable assets:		
Office furniture and equipment		176,403
Other assets and prepaid expenses		40,170
Due from related parties		3,892
Total non-allowable assets		220,465
Net capital before haircuts		30,082
Less haircuts on securities positions	$	(3,612)
Net capital	$	26,470
Aggregate indebtedness	$	17,483
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	21,470
Ratio of aggregate indebtedness to net capital		.66 to 1

Reconciliation of Computation of Net Capital

There is no significant difference between net capital above and net capital as reported on Part IIA of Form X-17a-5 as of June 30, 2018.

BCS PLACEMENTS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
JUNE 30, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BCS Placements, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) BCS Placements, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BCS Placements, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) BCS Placements, LLC stated that BCS Placements, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BCS Placements, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BCS Placements, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

August 28, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

BCS Placements, LLC
71 Murray St. | 8th Floor | New York, NY 10007
NASD Member Firm

Keith E. Butler
President

212.528.0859
keith.butler@bcsplacements.com

Broker Dealer Annual Exemptions Reports

BCS Placements, LLC claims exemptions from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

BCS Placements, LLC met the aforementioned exemption provisions throughout the most recent year ended June 30, 2018 without exception.

Sincerely,

Keith Butler
August 24, 2018